Exhibit 99.1

Neptune to Hold Conference Call to Discuss

First Quarter Results for the Period Ended May 31, 2016

Laval, Québec, CANADA – June 30, 2016 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ.NEPT - TSX.NTB), announces that it will be holding a conference call on July 12, 2016 at 8:00 AM (EST) to discuss its first quarter results for the period ended May 31, 2016.

The first quarter results press release will be issued after markets close on July 11, 2016.

Conference Call Details:

Date:	Tuesday, July 12, 2016

Time:	8:00 AM Eastern Standard Time

Call:	1‐877-223-4471 (within Canada & the U.S.) 1-647-788-4922 (Outside Canada and the U.S.) (Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at: http://neptunekrilloil.com/investors/investor-events-and-presentations/

A replay of the call will be available until August 12, 2016. The telephone numbers to access the replay of the call are 1-416-621-4642 or 1-800-585-8367 (toll-free), Conference ID 44177587. The replay of the conference call will also be made available in the Investors section of Neptune’s website under Investor Events and Presentations, in the days following the event.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition company that develops, manufactures, and globally commercializes marine-derived omega-3 polyunsaturated fatty acids (PUFA’s) from Antarctic krill. More recently, with the acquisition of Biodroga, the company also provides innovative custom-made nutraceutical finished products from marine oils, and various other functional ingredients often in unique delivery forms. Neptune’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”).  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunebiotech.com	pierre@maisonbrison.com
neptunebiotech.com